July 27, 2020

The Board of Trustees of the Six Circles Trust

383 Madison Avenue

New York, NY 10179

Ladies and Gentlemen:

This letter is to confirm the agreement of J.P. Morgan Private Investments Inc. (“JPMPI”) with the Six Circles Trust (the “Trust”) to waive, with respect to the Six Circles Credit Opportunities Fund (the “Fund”), the management fees it is entitled to receive as investment adviser of such Fund, to the extent management fees to be paid to JPMPI exceed the management fees that JPMPI is required to pay each sub-adviser to such Fund. This waiver is effective as of the launch date of each Fund and the initial term hereof shall continue until April 30, 2022. Thereafter, this waiver will continue for subsequent one year terms unless terminated in accordance with the terms herein. For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Fund. Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current term, by providing the Trust at least ninety (90) days prior written notice of such termination.

Sincerely,

J.P. MORGAN PRIVATE INVESTMENTS INC.

By: __________________________________________
Name: Mary Savino
Title: Managing Director